Bradford & Bingley

02 AUG 23 AM 10: 10

Your reference

In reply please quote [redacted]

02049537

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

14 August 2002

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Phil Kershaw
Deputy Company Secretary

dw 9/4

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

F427 (02/2002)

02 AUG 23 AM 10: 10

BRADFORD & BINGLEY PLC ANNOUNCES THE APPOINTMENT OF RODERICK KENT TO THE BOARD AS CHAIRMAN ELECT

14 August 2002

The Board of Bradford & Bingley plc is pleased to announce that Roderick Kent (aged 55) will become a non-executive director of the company from 24 September. Mr Kent will assume the role of Chairman in November 2002, on the retirement of Lindsay Mackinlay. Mr Mackinlay joined the Board of Bradford & Bingley Building Society in 1990 and became Chairman in 1995.

Mr Kent joins Bradford & Bingley having enjoyed a distinguished career in the financial services sector. He is currently MD of Close Brothers Group plc where he led an MBO in 1978 and took the company public in 1984. Mr Kent will be retiring after 28 years as MD from Close Brothers in October, but will remain a non-executive director.

Mr Kent has served as a non-executive director and trustee within a number of varied organisations within the financial services arena, including Chairmanship of M&G Group Plc and Grosvenor Limited.

Lindsay Mackinlay, Chairman, said:

"We are delighted that Rod Kent is joining the board. He has a wealth of experience in various financial markets. We believe he will make an invaluable contribution to the continued development and growth of the Group as we build on the successful start we have made as a plc."

For further information:

Ian Darby
Group Commercial Director
Tel: 020 7550 6751

Roderick Kent Biographical Information:

1969 – 1971	Schroders Investment Management Division
1971	Paris (Banque Blyth & Co) and Frankfurt
1972	INSEAD MBA
1972 – 1974	Triumph Investment Trust
1974	Joined Close Brothers to head up Corporate Finance, became Managing Director 6 months thereafter
1978/9	Led MBO of Close Brothers
1984	Took Close Brothers public

<u>Other current directorships/trusteeship</u>

2000 – present	Chairman of Grosvenor Ltd (which manages all the Duke of Westminster's property interests in Great Britain and Ireland)

2000 – present	Non-executive director of Grosvenor Group Holdings Ltd (the holding company of Grosvenor's worldwide property interests)
2001- present	Trustee of the Esmée Fairbairn Foundation.

Other past directorships

1988 – 1998	• Non-executive director of Wessex Water plc (starting with its privatisation and ending with its sale to Enron)
1988 – 1998	• Director of English & Scottish Investors plc, a global investment trust managed by Gartmore
1995 – 1999	• Non-executive director, then Chairman (from 1998) of M&G Group plc, culminating in its sale to Prudential

End

Bradford & Bingley

Interim Results

For period ended 30 June 2002

Bradford & Bingley

Interim Results

For period ended 30 June 2002

14 August 2002

BRADFORD & BINGLEY GROUP INTERIM RESULTS 2002

Bradford & Bingley plc today issued its interim results for the half year ending 30 June 2002. These results demonstrate the Group's strategy of expanding financial services retailing and growing its selective lending and property services businesses is proving successful. Our 14% increase in the interim dividend reflects our confidence in our continued success.

Financial highlights

- Profit before tax and exceptionals increased by 4% to £135.0m (H1 2001: £129.8m)
- Net interest margin of 1.85% (year-on-year reduction contained to 0.03%)
- Costs down 3.5% to £220.0m
- Return on equity (before exceptionals) up to 15.1% (H1 2001: 14.3%)
- Underlying earnings per share improved by 11% to 14.3p (H1 2001: 12.9p)
- Interim dividend of 4.9p per share, up 14% from 4.3p in H1 2001

Business highlights

- £320m added to managed lending assets in the half year
- Strong specialist lending growth with balances up 19%
- Savings business stabilised with net cash inflow in the half year to June
- Distribution profits increased by £10.6m to £14.7m compared to H1 2001
- Financial services revenues increased by 11% to £73.2m
- Property services revenues up 8% to £56.8m (from a reduced branch network)
- Adviser base up 8% to 1,015 (936 at year-end)
- Bad debt provisions are flat year-on-year
- Capital management on track with 12m shares repurchased (at a cost of £37.9m)
- Issued £150m innovative tier 1 capital and repaid £100m of subordinated debt

Board changes

Roderick Kent will be appointed to the Board as a non-executive Director in September 2002. Mr Kent will become Chairman on the retirement of Lindsay Mackinlay in November 2002. A separate announcement has been issued today regarding this appointment.

Commenting on these results, Christopher Rodrigues, Group Chief Executive, said:

"Our first half performance provides further evidence that we are delivering on our strategy of offering choice and advice in financial services and growing our selective lending and property businesses. Our lending balances are growing and our distribution business is starting to make a significant contribution to the bottom line.

Our strategy means we are well positioned to capitalise on the opportunities a changing regulatory environment will present. Our low risk business is focussed on secured lending in the UK with conservative provisioning and strong credit quality.

Looking to the full year, we remain comfortable with the market's expectations, despite our belief that both the housing and mortgage markets may slow, and the investment market will remain challenging."

FINANCIAL AND OPERATING REVIEW

Overview

In the first half of 2002 Bradford & Bingley has been focused on delivering against our key strategic objectives:

- We have grown our lending book, maintaining margins, without impacting credit quality.
- We have stabilised our savings business and increased balances.
- Our estate agency and mortgage broking businesses have shown excellent growth.
- We have achieved our target of 1,000 advisers 18 months ahead of schedule, but will continue to grow our adviser base to ensure we take advantage of market opportunities.
- We have continued to deliver our cost reduction programme whilst maintaining the level of investment required to grow the business and we are on track to deliver the promised £30m cost saving by the end of the year.
- In February 2002 we announced that we would repurchase up to £150m worth of shares over the following eighteen months as our growth plans are not capital intensive. This programme is firmly on track.
- Capital efficiency is a key objective for the Group and we have restructured our debt capital with a £150m innovative tier 1 issue and the redemption of £100m subordinated debt.

During the first half of the year there have been several regulatory consultation papers issued. Whilst it is likely to be 12-24 months before these proposals are fully shaped and put into practice, our strategy of offering choice and advice on the high street will enable us to take advantage of the growth opportunities presented in the new financial services landscape.

Profits and EPS

- *Group profit before tax and exceptional items increased by 4.0% to £135.0m (H1 2001: £129.8m)*
- Costs were reduced by 3.5% to £220.0m, reflecting our successful cost reduction programme
- Corporation tax was £34.9m (£39.2m), this equates to an effective underlying tax rate of 27.8%
- Profit after tax was £90.6m (H1 2001: £80.5m), an increase of 12.5% year-on-year
- Return on equity (before exceptional costs) was 15.1% (H1 2001: 14.3%)
- Underlying earnings per share increased 11% to 14.3p (H1 2001: 12.9p)

Income and margins

The Group's total income was £358.7m, slightly reduced against the same period last year.

Net interest income was £214.7m (H1 2001: £223.1m). In February we predicted that the net interest margin would reduce by up to 10 basis points during 2002. The first half reduction has been contained to only three basis points as a result of strong performance in our Lending business.

Business segment performance

Lending

Profit before tax for the Lending business increased to £104.3m, 16% above H1 2001.

Managed assets are now £19.1bn compared with £18.7bn at the end of 2001.

The growth in profits reflects the continuing success of our selective lending businesses, with 19% growth in both specialist and commercial balances in the first half of the year. This strong performance enabled growth of £320m in total managed lending assets.

Lending interest margin increased reflecting the growth of our selective balances and the impact of the change in recording the cost of incentives. This change, which moves us into line with the industry, has improved the Group's net interest margin by six basis points.

The credit profile of our lending business is well diversified. All our loans are secured on property. Our new lending policy remains selective, looking for good returns at acceptable risk levels. Our new loans in the period totalled £2.2bn: 14% vanilla mortgages; 25% commercial; 34% buy-to-let and 27% other niche mortgage lending. Our book of £19.1bn is 53% vanilla; 17% commercial; 18% buy-to-let and 12% other niche mortgage lending.

Looking particularly at our buy-to-let lending, arrears levels remain very low with the percentage of loans 2.5% or more in arrears at 0.26% compared to the CML figure of 1.24% for the mortgage market as a whole. In the first half we had only four repossessions relating to buy-to-let mortgages.

The Group remains well provided with cover against non-performing loans at 14%. In addition, the Group has insurance with its offshore captive insurance subsidiary, which has assets of £32.0m which would limit the Group's exposure to any deterioration in credit quality.

Savings

During the first half year we have stabilised our Savings balances at £12.8bn. This has been achieved by the continued success of innovative products such as Premier Saver. This has been supplemented by further new product launches which build the relationship between retail deposits and regulated investments by introducing new customers to our financial advisers.

Interest margin in this business fell to £57.3m (H1 2001: £76.6m) reflecting the full impact of carpetbagger withdrawals, combined with reduced deposit spreads in a lower base rate environment.

Our Savings business provides an efficient source of funding, contributes to Group profits and introduces a large customer base to our retail financial services business.

Distribution

The Distribution business has achieved significant growth with profit before tax increasing by £10.6m to £14.7m in the first half of the year compared to the same period in 2001 reflecting the success of The MarketPlace and Charcol brands. Operating expenses were up by only 1% to £115.3m. This small increase reflects a reduction in underlying costs offset by continued investment in growing our adviser base.

We have increased Financial Services income by 11% to £73.2m, compared to H1 2001, with mortgage broking income growing from £12.1m to £17.3m in the first half of 2002 and regulated product income increasing by £3.7m to £41.9m in the same period. General insurance income has declined year-on-year from £16.2m to £14.0m, but increased from £11.6m in H2 2001 reflecting recovered momentum in this segment.

In a continued low interest rate environment we expect our mortgage broking business to maintain its momentum as consumers recognise both the opportunity to save money and the value of choice and advice when making a complex product purchase.

The number of advisers in the Distribution business has grown from 936 at the end of 2001 to 1,015 at the end of June 2002 of whom 185 were in training. The level of training reflects our continuing efforts to increase the number of active advisers as we build upon our leading position in this market. Our target is to grow to 1,300 advisers by the end of 2004.

Property revenues have increased by 7.6% to £56.8m. The UK property market has been strong over the last 6 months, and this is partly responsible for the increase in revenues. This growth has been achieved despite a reduced number of estate agency branches after the closure last year of 57 outlets and a further 10 this year. Those remaining have improved revenue by 13% and contribution by 36% per branch.

Stock market volatility in recent months has affected investor confidence, and we expect investment product sales will decline in the second half. As a diversified retailer of financial services, investment business forms only a small part of our Distribution revenues, enabling us to offset this decline with growth in other product sales.

We will continue to invest in our brands. They are well placed for regulatory change. Moreover, in times of market uncertainty the value of expert help becomes even more evident to consumers seeking to weather the storm.

Reserves and Treasury

Treasury manages the Group's liquidity and funding position, and the Group's capital, as well as overseeing the interest and foreign currency risk.

Interest earnings derive principally from investment of the Group's liquid assets, net of the cost of external wholesale funding and debt capital. Net interest earned on reserves is reduced versus the first half of 2001 reflecting lower market interest rate conditions.

In April we launched our debut Euro funding issue, raising Euro 750m to replace maturing wholesale funding and supporting the growth of our lending business.

Group Services

Group Services are responsible for the provision of functional support such as HR, IT and Finance for the Group's business units. The costs of these services are, where appropriate, allocated to the relevant business, based on the cost driver. Group Services also includes £7.9m amortisation of goodwill.

During the first half year, Group Services costs reduced by £8.7m to £28.6m.

Costs

Our cost reduction programme remains on track to deliver £30m of cost savings by the end of the year. In the first half, we realised £15m of cost savings reflecting the impact of improvements in the costs of Property, HR, IT and Finance support across the Group, and the branch closures made last year. Overall, costs fell by 3.5% to £220.0m (H1 2001: £227.9m).

Balance sheet

The Group's total assets increased to £23.9bn, growth of 1.5% from the end of 2001 due mainly to greater lending balances discussed in the Lending business summary. The growth has been financed by a combination of retail and wholesale funding.

Capital structure

During the first half of 2002 the Group has made significant progress in improving the efficiency of its capital structure. We commenced the share repurchase programme announced in February 2002 and to date, £37.9m of shares have been acquired. We remain committed to our £150m buy-back programme; with the publication of these results we are free to re-enter the market.

We have also addressed the structure of our debt capital with the issue in May of £150m innovative tier 1 capital, and repayment of £100m of subordinated debt at its interest step-up date in June.

Dividend

An interim dividend of 4.9p per share, an increase of 14%, is proposed for payment on 11 October 2002 to shareholders registered on 30 August 2002. This reflects the Board's intent to maintain a progressive dividend policy whilst ensuring cover at a level comparable with other companies in the UK retail banking sector.

Outlook for 2002

In the second half of 2002 we will continue our strategy of selective lending and offering customers product choice and advice through our two strong retail brands; The MarketPlace and Charcol. We believe offering consumers product choice and independent advice is a strategy well suited for these uncertain times. Cost control and continued active capital management will remain key priorities for the Group.

Looking to the full year, we remain comfortable with the market's expectations, despite our belief that both the housing and mortgage markets may slow, and the investment market will remain challenging.

SUMMARY OF RESULTS

		6 months 30 June 2002	6 months 30 June 2001	12 months 31 December 2001
GROUP FINANCIAL PERFORMANCE				
Profit before tax, exceptionals and amortisation	£m	**142.9**	138.6	270.5
Profit before tax and exceptionals	£m	**135.0**	129.8	253.1
Profit before tax	£m	**125.5**	119.7	234.4
Effective tax rate (excluding exceptionals)	%	**27.8**	32.7	30.4
Profit after tax	£m	**90.6**	80.5	163.1
Operating income	£m	**358.7**	361.4	713.5
Group net interest margin	%	**1.85**	1.88	1.88
Interest spread	%	**1.65**	1.64	1.66
Non-interest income to operating income ratio	%	**40.1**	38.3	37.9
Operating expenses (including depreciation & amortisation)	£m	**220.0**	227.9	451.6
Cost/income ratio	%	**61.3**	63.1	63.3
Return on equity (excluding exceptionals)	%	**15.1**	14.3	14.2
Underlying earnings per share	p	**14.3**	12.9	26.0
Basic earnings per share	p	**13.4**	11.9	24.1
Dividend per ordinary share	p	**4.9**	4.3	13.0
KEY INDICATORS				
Lending & Savings				
Retail margin	%	**2.30**	2.39	2.37
Net interest margin	%	**2.05**	2.06	2.07
Cost/income ratio	%	**37.5**	36.5	36.0
Return on risk weighted assets	%	**2.40**	2.52	2.47
Lending				
Net interest margin	%	**1.41**	1.21	1.27
Total managed lending assets	£bn	**19.1**	19.2	18.7
Residential managed assets	£bn	**15.8**	16.9	16.0
New residential advances	£bn	**1.6**	1.1	2.4
Residential redemptions	£bn	**1.8**	1.9	4.2
Residential redemptions (% opening book)	%	**22.3**	21.9	23.6
Residential mortgage market share (new advances)	%	**1.7**	1.6	1.5
New commercial and housing association advances	£bn	**0.6**	0.4	0.9
Lending risk weighted assets	£bn	**9.9**	9.8	9.5
Savings				
Net interest margin	%	**0.89**	1.18	1.10
Savings balances – convenience	£bn	**5.1**	5.8	5.6
Savings balances – value	£bn	**7.7**	6.9	7.1
Distribution				
Operating margin	%	**11.3**	3.5	5.7
Number of advisers (period end)		**1,015**	804	936
New income per adviser	£'000	**47**	50	94
New income per active adviser	£'000	**55**	55	112
Number of mortgages originated	'000	**26**	18	37
Mortgage origination market share	%	**2.6**	2.5	2.2
Number of regulated products sold	'000	**52**	49	101
Number of house exchanges	'000	**20**	21	42
Income per exchange	£	**1,816**	1,644	1,662
Estate agency market share	%	**2.4**	2.8	2.6
Capital structure				
Tier 1	£m	**1,260.1**	1,065.5	1,122.6
Tier 1 ratio	%	**10.3**	9.4	9.7
Tier 2	£m	**503.9**	592.2	595.6
Total capital ratio	%	**13.5**	13.7	13.9
Tier 2 to Tier 1 ratio	%	**40.0**	55.6	53.1

BRADFORD & BINGLEY GROUP INTERIM RESULTS 2002

CONSOLIDATED PROFIT & LOSS ACCOUNT

	6 months 30 June 2002 (unaudited)	6 months 30 June 2001 (unaudited)	12 months 31 December 2001 (audited)
	£m	£m	£m
Interest receivable:			
Interest receivable and similar income arising from debt securities	**94.0**	128.8	231.1
Other interest receivable and similar income	**571.7**	684.7	1,305.3
Interest payable	**(451.0)**	(590.4)	(1,093.6)
Net interest income	**214.7**	223.1	442.8
Fees and commissions receivable	**145.6**	130.6	272.6
Fees and commissions payable	**(6.9)**	(1.8)	(11.7)
Other operating income	**5.3**	9.5	9.8
Operating income	**358.7**	361.4	713.5
Administrative expenses			
On-going	**(205.1)**	(212.4)	(417.8)
Exceptional	**(9.5)**	(10.1)	(18.7)
	(214.6)	(222.5)	(436.5)
Depreciation and amortisation	**(14.9)**	(15.5)	(33.8)
Provisions for bad and doubtful debts	**(2.4)**	(2.5)	(6.1)
Operating profit	**126.8**	120.9	237.1
Share of operating loss in joint venture	**(1.3)**	(1.2)	(2.7)
Profit on ordinary activities before tax	**125.5**	119.7	234.4
Tax on profit on ordinary activities	**(34.9)**	(39.2)	(71.3)
Profit on ordinary activities after tax	**90.6**	80.5	163.1
Minority interest (non-equity)	**(0.9)**	-	-
Profit attributable to shareholders	**89.7**	80.5	163.1
Dividends	**(32.5)**	(29.4)	(88.3)
Profit retained for the financial year	**57.2**	51.1	74.8
Underlying basic earnings per share	**14.3p**	12.9p	26.0p
Basic earnings per share	**13.4p**	11.9p	24.1p
Diluted earnings per share	**13.3p**	11.8p	24.0p

There were no material gains or losses in either year other than the profit shown above.

BRADFORD & BINGLEY GROUP INTERIM RESULTS 2002

CONSOLIDATED BALANCE SHEET

	30 June 2002 (unaudited)	30 June 2001 (unaudited)	31 December 2001 (audited)
	£m	£m	£m
Assets			
Cash and balances at central banks	**42.6**	32.9	39.9
Treasury bills and other eligible bills	**87.3**	163.4	38.5
Loans and advances to banks	**1,214.6**	1,836.5	1,635.2
Loans and advances to customers	**17,756.6**	17,639.3	17,354.5
Loans and advances to customers subject to non-recourse funding	**1,300.6**	1,489.0	1,382.7
Less non-recourse funding	**(1,275.3)**	(1,444.8)	(1,356.4)
	25.3	44.2	26.3
Debt securities	**4,357.7**	3,708.7	4,037.6
Investment in joint ventures:			
Share of gross assets	**7.8**	7.2	8.2
Share of gross liabilities	**(11.1)**	(6.9)	(10.1)
	(3.3)	0.3	(1.9)
Loan to joint venture	**11.7**	5.1	9.5
	8.4	5.4	7.6
Intangible fixed assets	**114.7**	124.1	119.4
Tangible fixed assets	**141.4**	153.2	150.4
Own shares	**18.7**	9.4	11.3
Other assets	**71.2**	76.2	54.8
Prepayments and accrued income	**109.9**	103.7	119.8
Total assets	**23,948.4**	23,897.0	23,595.3
Liabilities			
Deposits by banks	**505.1**	784.4	435.4
Customer accounts	**16,022.0**	15,975.6	16,104.5
Debt securities in issue	**5,077.4**	4,894.9	4,761.8
Other liabilities	**252.0**	283.3	296.0
Accruals and deferred income	**136.5**	76.5	101.4
Provisions for liabilities and charges	**32.3**	50.7	40.9
Subordinated liabilities	**480.0**	580.0	580.0
Equity shareholders' funds:			
Called up share capital	**167.5**	170.5	170.5
Share premium account	**3.9**	3.9	3.9
Capital redemption reserve	**3.0**	-	-
Profit and loss account	**1,120.2**	1,077.2	1,100.9
Shareholder's funds	**1,294.6**	1,251.6	1,275.3
Minority interest (non-equity)	**148.5**	-	-
Total liabilities	**23,948.4**	23,897.0	23,595.3
Memorandum items: commitments	**1,475.0**	983.5	1,268.3

BRADFORD & BINGLEY GROUP INTERIM RESULTS 2002

CONSOLIDATED CASH FLOW STATEMENT

	6 months 30 June 2002 (unaudited)	6 months 30 June 2001 (unaudited)	12 months 31 December 2001 (audited)
	£m	£m	£m
Net cash inflow/(outflow) from operating activities	**458.6**	(206.3)	156.8
Returns on investments and servicing of finance			
Interest paid on subordinated liabilities	**(32.3)**	(32.1)	(49.1)
Taxation	**(18.9)**	(21.0)	(69.8)
Capital expenditure and financial investment			
Purchase of investment securities	**(3,233.2)**	(2,861.3)	(6,888.7)
Sale and maturity of investment securities	**2,860.9**	3,145.2	6,955.9
Purchase of tangible fixed assets	**(2.8)**	(11.9)	(22.6)
Sale of tangible fixed assets	**1.6**	4.6	4.4
Purchase of own shares	**(9.4)**	-	(2.8)
Disposal of own shares	**2.0**	0.5	1.4
Net cash (outflow)/inflow from capital expenditure and financial investment	**(380.9)**	277.1	47.6
Acquisitions and disposals			
Net cash outflow from investment in joint ventures	**(2.1)**	(2.5)	(7.0)
Net cash inflow from disposal of joint venture	**-**	-	0.9
Net cash outflow from acquisitions and disposals	**(2.1)**	(2.5)	(6.1)
Equity dividends paid	**(58.3)**	(24.4)	(53.8)
Financing			
Net proceeds from non-equity minority interests	**148.5**	-	-
Repayment of subordinated liabilities	**(100.0)**	-	-
Repurchase of own shares	**(37.9)**	-	
(Decrease)/increase in cash	**(23.3)**	(9.2)	25.6

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	6 months 30 June 2002 (unaudited)	6 months 30 June 2001 (unaudited)	12 months 31 December 2001 (audited)
	£m	£m	£m
Profit attributable to shareholders of Bradford & Bingley plc	**89.7**	80.5	163.1
Dividends	**(32.5)**	(29.4)	(88.3)
	57.2	51.1	74.8
Repurchase of own shares	**(37.9)**	-	-
Net addition to shareholders' funds	**19.3**	51.1	74.8
Opening shareholders' funds	**1,275.3**	1,200.5	1,200.5
Closing shareholders' funds	**1,294.6**	1,251.6	1,275.3

No note of historical cost profits and losses has been presented here as there is no material difference between the Group's results as disclosed in the Consolidated Profit and Loss Account and the results on an unmodified historical cost basis.

NOTES TO THE FINANCIAL STATEMENTS

1. Net interest income

	30 June 2002	30 June 2001	31 December 2001
	£m	£m	£m
Net interest income	**214.7**	223.1	442.8
Average interest-earning balances	**23,241**	23,703	23,542
Financed by:			
Interest-bearing liabilities	**22,123**	22,615	22,438
Interest-free liabilities	**1,271**	1,088	1,104
Average rates	%	%	%
Gross yield on IEA	**5.73**	6.86	6.53
Cost of interest-bearing liabilities	**4.08**	5.22	4.87
Interest spread	**1.65**	1.64	1.66
Contribution of interest-free liabilities	**0.20**	0.24	0.22
Net interest margin	**1.85**	1.88	1.88
Average bank base rate	**4.00**	5.61	5.12
Average 3-month Libor	**4.12**	5.51	5.04

2. Other income

	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Property services	**56.8**	52.8	107.0
Regulated products	**41.9**	38.2	82.1
General insurance	**14.0**	16.2	27.8
Independent mortgage advice	**17.3**	12.1	27.8
Lending related income	**11.6**	14.0	22.8
Other	**2.4**	5.0	3.2
	144.0	**138.3**	**270.7**

3. Administrative expenses

	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Staff related costs	**103.7**	107.1	209.4
Mortgage servicing charge	**12.7**	10.5	23.2
Premises	**15.3**	15.7	33.2
Marketing	**14.2**	18.1	31.8
Other operating costs	**56.0**	56.9	112.2
Depreciation	**10.2**	10.8	24.4
Goodwill and premium amortisation	**7.9**	8.8	17.4
Administrative expenses – on-going	**220.0**	**227.9**	**451.6**
Exceptional costs – re-organisation	**9.5**	10.1	18.7
Total	**229.5**	**238.0**	**470.3**

4. Segmental reporting

6 months to 30 June 2002	Lending	Savings	Lending & Savings	Distribution	Reserves & Treasury	Group Services	Group
Net interest income	124.4	57.3	181.7	-	33.0	-	214.7
Other income	11.6	0.9	12.5	130.0	-	1.5	144.0
Total income	136.0	58.2	194.2	130.0	33.0	1.5	358.7
Administrative expenses	(28.0)	(44.8)	(72.8)	(115.3)	(3.3)	(28.6)	(220.0)
Bad debt provision	(2.4)	-	(2.4)	-	-	-	(2.4)
	105.6	13.4	119.0	14.7	29.7	(27.1)	136.3
Share of loss in joint venture	(1.3)	-	(1.3)	-	-	-	(1.3)
Profit before tax & exceptionals	104.3	13.4	117.7	14.7	29.7	(27.1)	135.0
Exceptional costs	-	-	-	-	-	(9.5)	(9.5)
Profit before tax	104.3	13.4	117.7	14.7	29.7	(36.6)	125.5
Total assets	17,837.9	-	17,837.9	97.2	6,013.3	-	23,948.4
Net assets	1,010.5	-	1,010.5	10.0	274.1	-	1,294.6

6 months to 30 June 2001	Lending	Savings	Lending & Savings	Distribution	Reserves & Treasury	Group Services	Group
Net interest income	108.1	76.6	184.7	(0.4)	38.8	-	223.1
Other income	14.0	-	14.0	118.8	0.1	5.4	138.3
Total income	122.1	76.6	198.7	118.4	38.9	5.4	361.4
Administrative expenses	(28.1)	(44.4)	(72.5)	(114.3)	(3.8)	(37.3)	(227.9)
Bad debt provision	(2.5)	-	(2.5)	-	-	-	(2.5)
	91.5	32.2	123.7	4.1	35.1	(31.9)	131.0
Share in loss of joint venture	(1.2)	-	(1.2)	-	-	-	(1.2)
Profit before tax & exceptionals	90.3	32.2	122.5	4.1	35.1	(31.9)	129.8
Exceptional costs	-	-	-	-	-	(10.1)	(10.1)
Profit before tax	90.3	32.2	122.5	4.1	35.1	(42.0)	119.7
Total assets	17,744.2	-	17,744.2	129.2	6,023.6	-	23,897.0
Net assets	917.4	-	917.4	12.1	322.1	-	1,251.6

4. Segmental reporting (cont)

12 months to 31 December 2001	Lending	Savings	Lending & Savings	Distribution	Reserves & Treasury	Group Services	Group
Net interest income	225.8	142.1	367.9	-	74.9	-	442.8
Other income	22.8	-	22.8	244.7	0.1	3.1	270.7
Total income	248.6	142.1	390.7	244.7	75.0	3.1	713.5
Administrative expenses	(53.5)	(87.0)	(140.5)	(230.8)	(8.1)	(72.2)	(451.6)
Bad debt provision	(6.1)	-	(6.1)	-	-	-	(6.1)
	189.0	55.1	244.1	13.9	66.9	(69.1)	255.8
Share in loss of joint venture	(2.7)	-	(2.7)	-	-	-	(2.7)
Profit before tax & exceptionals	186.3	55.1	241.4	13.9	66.9	(69.1)	253.1
Exceptional costs	-	-	-	-	-	(18.7)	(18.7)
Profit before tax	186.3	55.1	241.4	13.9	66.9	(87.8)	234.4
Total assets	17,440.4	-	17,440.4	146.6	6,008.3	-	23,595.3
Net assets	963.1	-	963.1	13.1	299.1	-	1,275.3

Notes:

(a) In order to analyse net interest income by business segment it is necessary to apply a transfer price to the internal funding or liquidity requirement of each segment. Interest rates used for transfer pricing have been determined to retain the interest rate risk within Treasury. Costs have been assigned to each segment based on resources consumed. Transfer pricing in respect of mortgage origination by the Distribution segment has been determined on the basis of market rates for such activity.

(b) Exceptional costs have not been allocated across business segments since they are the consequence of Group-level decisions.

(c) The Group operates entirely within the financial services sector and accordingly no segmental analysis of turnover has been presented.

(d) For the purposes of segmental information net assets have been allocated to Lending and Distribution on the basis of the regulatory capital framework. The segments are not allocated capital during the normal course of business, therefore segmental profits do not relate to these net assets.

5. Lending - net new lending

	Mortgage Express	Traditional	Securitised	**Sub Total Managed Residential**	Commercial & Housing Association	**TOTAL**
6 months ended 30 June 2002						
Opening balances	3,502.4	11,143.7	1,382.7	16,028.8	2,708.4	18,737.2
Advances	1,299.5	305.2	28.9	1,633.6	557.7	2,191.3
Transfers	-	(39.2)	-	(39.2)	39.2	-
Redemptions	(294.9)	(1,382.2)	(110.0)	(1,788.1)	(83.2)	(1,871.3)
Net addition to book	**1,004.6**	**(1,116.2)**	**(82.1)**	**(193.7)**	**513.7**	**320.0**
Closing book	4,507.0	10,027.5	1,300.6	15,835.1	3,222.1	19,057.2
6 months ended 30 June 2001						
Opening balances	1,973.3	14,274.5	1,559.6	17,807.4	1,913.7	19,721.1
Advances	792.8	268.2	-	1,061.0	382.6	1,443.6
Transfers	-	-	-	-	-	-
Redemptions	(135.3)	(1,742.3)	(70.6)	(1,948.2)	(46.7)	(1,994.9)
Net addition to book	**657.5**	**(1,474.1)**	**(70.6)**	**(887.2)**	**335.9**	**(551.3)**
Closing book	2,630.8	12,800.4	1,489.0	16,920.2	2,249.6	19,169.8
Year ended 31 December 2001						
Opening balances	1,973.3	14,274.5	1,559.6	17,807.4	1,913.7	19,721.1
Advances	1,754.2	616.3	54.4	2,424.9	928.1	3,353.0
Transfers	121.3	(121.3)	-	-	-	-
Redemptions	(346.4)	(3,625.8)	(231.3)	(4,203.5)	(133.4)	(4,336.9)
Net addition to book	**1,529.1**	**(3,130.8)**	**(176.9)**	**(1,778.6)**	**794.7**	**(983.9)**
Closing book	3,502.4	11,143.7	1,382.7	16,028.8	2,708.4	18,737.2

6. Incentives to customers

Incentive costs of cashbacks, interest discounts, fixed rate, capped and other similar mortgage products are amortised against interest receivable and similar income or interest payable over the effective incentive clawback period for early redemption of these products. This represents a refinement to the period over which such incentive costs are amortised, previously the first 12 months of the loan. The impact of this change is to increase the net interest income of the Group by £7.2m. Other forms of incentives, such as valuation fees which are not directly linked to the interest rate on the mortgage, are expensed through the profit and loss account as they are incurred.

All incentives which are not subject to incentive clawback periods and any excess cost of an incentive over and above the cost recoverable by the clawback are written off as incurred.

7. Provisions for bad and doubtful debts

Provisions against loans and advances to customers have been made as follows:

	6 months ended 30 June 2002			
	Advances secured on residential property	Other secured advances	Total	Securitisation vehicles
At 1 January 2002:				
General provision	15.6	1.0	16.6	11.0
Specific provision	15.6	1.0	16.6	-
Total	**31.2**	**2.0**	**33.2**	**11.0**
Amounts written (off)/back during the year :	0.8	-	0.8	(0.1)
Profit and Loss account :				
Increase in provisions	5.7	-	5.7	3.8
Adjustments to specific provisions resulting from recoveries during the period	(3.3)	-	(3.3)	-
Total	**2.4**	**-**	**2.4**	**3.8**
At 30 June 2002:				
General provision	22.8	1.0	23.8	14.7
Specific provision	11.6	1.0	12.6	-
Total	**34.4**	**2.0**	**36.4**	**14.7**

7. Provisions for bad and doubtful debts (cont)

	6 months ended 30 June 2001			
	Advances secured on residential property	Other secured advances	Total	Securitisation vehicles
At 1 January 2001:				
General provision	9.6	-	9.6	6.4
Specific provision	18.1	0.8	18.9	-
Total	**27.7**	**0.8**	**28.5**	**6.4**
Amounts written off during the year:	(0.5)	-	(0.5)	-
Profit and Loss account:				
Increase in provisions	2.4	0.1	2.5	2.2
Adjustments to specific provisions resulting from recoveries during the period	-	-	-	-
Total	**2.4**	**0.1**	**2.5**	**2.2**
At 30 June 2001:				
General provision	12.2	-	12.2	8.6
Specific provision	17.4	0.9	18.3	-
Total	**29.6**	**0.9**	**30.5**	**8.6**

	Year ended 31 December 2001			
	Advances *secured on* residential property	Other *secured* advances	Total	Securitisation *Vehicles*
At 1 January 2001:				
General provision	9.6	-	9.6	6.4
Specific provision	18.1	0.8	18.9	-
Total	**27.7**	**0.8**	**28.5**	**6.4**
Amounts written off during the year:	(1.5)	0.1	(1.4)	(0.1)
Profit and Loss account:				
Increase in provisions	9.1	1.2	10.3	4.7
Adjustments to specific provisions resulting from recoveries during 2001	(4.1)	(0.1)	(4.2)	-
Total	**5.0**	**1.1**	**6.1**	**4.7**
At 31 December 2001:				
General provision	15.6	1.0	16.6	11.0
Specific provision	15.6	1.0	16.6	-
Total	**31.2**	**2.0**	**33.2**	**11.0**

8. Non-performing loans

	30 June 2002	30 June 2001	31 December 2001
Arrears			
Over 3 months			
Number of cases	5,534	6,971	6,788
% of total	1.65	1.83	1.90
Asset value	£257m	£327m	£320m
% of book	1.62	1.93	2.00
Over 12 months			
Number of cases	1,251	1,218	1,216
% of total	0.37	0.32	0.34
Asset value	£88m	£95m	£92m
% of book	0.55	0.56	0.58
Possession			
Number of cases	219	244	294
% of total	0.07	0.06	0.08
Asset value	£11m	£12m	£14m
% of book	0.07	0.07	0.09
Residential bad debt provisions (as % total lending assets)			
Traditional	0.08	0.07	0.08
Selective	0.70	0.69	0.68
Total residential	0.32	0.23	0.28
As % of non-performing loans	13.79	8.80	9.91

The figures above reflect the Group's total managed residential assets.

The Group also has insurance with its offshore captive insurance subsidiary, which has assets of £32.0m (30 June 2001: £36.4m) to protect the Group from losses on residential lending.

9. Taxation

The 2002 tax charge equates to an underlying effective rate of 27.8% excluding exceptional costs. This is reconciled to the standard UK rate as follows:

Corporation Tax

	%
Standard tax rate for 2002	30.0
Amortisation & expenses disallowed for tax purposes	1.2
Deferred tax credit	(2.0)
Lower tax rate on overseas earnings	(1.4)
Total	**27.8**

The deferred tax credit of £2.5m reflects the implementation of FRS 19: Deferred Taxation.

10. Loans and advances to customers

	30 June 2002	30 June 2001	31 December 2001
Loans and advances to customers:			
Advances secured on residential properties	17,109.7	17,563.6	17,180.2
Other secured advances	1,929.8	1,555.5	1,545.9
Unsecured loans	17.7	9.2	11.1
Non-recourse funding	(1,275.3)	(1,444.8)	(1,356.4)
Total	**17,781.9**	**17,683.5**	**17,380.8**

11. Capital structure

The Group's capital ratios are summarised below.

	30 June 2002 £m	30 June 2001 £m	31 December 2001 £m
Tier 1			
Share capital and reserves	1,227.5	1,191.0	1,243.2
Goodwill deduction	(115.9)	(125.5)	(120.7)
Minority interest (non-equity)	148.5	-	-
Total Tier 1 capital	**1,260.1**	**1,065.5**	**1,122.5**
Upper Tier 2			
Perpetual subordinated debt	105.0	105.0	105.0
General provisions	23.8	12.2	16.6
Total Upper Tier 2 capital	**128.9**	**117.2**	121.6
Lower Tier 2			
Term subordinated debt	375.0	475.0	475.0
Total Tier 2 capital	**503.9**	592.2	596.6
Deductions	(112.9)	(101.0)	(105.5)
Total capital	**1,651.0**	**1,556.7**	1,613.6
Risk weighted assets (£bn)	12.2	11.4	11.6
Tier 1 ratio (%)	10.3	9.4	9.7
Total capital ratio (%)	13.5	13.7	13.9
Tier 2 to Tier 1 ratio (%)	40.0	55.6	53.1

Note: As at 30 June 2002, the Group's market capitalisation was £2.18bn.

12. Minority interest (non-equity)

On 29 May 2002 £150 million, 6.462% guaranteed, non-voting, non-cumulative, perpetual preferred securities, Series A were issued through Bradford & Bingley Capital Funding L.P. (£148.5 million net of expenses), a Jersey based Limited Partnership. These securities are not subject to any mandatory redemption provisions and qualify as Tier 1 regulatory capital; they are redeemable by the issuer at its option on 2 June 2032 and on each fifth anniversary thereafter. They have a fixed coupon and, if not redeemed in 2032, the coupon will be reset at a rate equal to the sum of the relevant 5 year benchmark 'gilt rate' plus a margin of 2.30% per annum.

These securities and the associated interest cost are reported as a minority interest as a result of the ownership structure of the issuing organisation.

13. Earnings per share

	30 June 2002	30 June 2001	31 December 2001
	Millions	*Millions*	*Millions*
Weighted average number of ordinary shares in issue	671.3	677.7	677.5
Dilutive effect of ordinary shares issuable under Company share scheme	3.1	2.7	2.6
Diluted ordinary shares	**674.4**	**680.4**	**680.1**

Shares acquired by employee share trusts which are held on the Group balance sheet have been excluded from the calculation of earnings per share as, under Financial Reporting Standard No 14, they are treated as if they are cancelled until such time as they vest unconditionally in the employee.

The earnings, net of corporation tax, used in calculating the basic, underlying and diluted earnings per share were as follows:

	30 June 2002	30 June 2001	31 December 2001
	£m	£m	£m
Basic and diluted earnings: profit attributable to the shareholders of Bradford & Bingley plc	89.7	80.5	163.1
Add: reorganisation costs	6.6	7.1	13.1
Underlying earnings	**96.3**	**87.6**	**176.2**

The underlying basic earnings per share figure is reported because, in the opinion of the Directors, its inclusion is necessary to enable shareholders to assess the Group's underlying performance.

14. Retail branch network

	30 June 2002	30 June 2001	31 December 2001
Branches:			
- Banking	**210**	210	210
- Estate Agency	**248**	259	258
- Integrated	**57**	56	57
- Charcol	**14**	11	13
	529	**536**	**538**

15. Staff numbers (average)

	30 June 2002	30 June 2001	31 December 2001
Full time	5,756	5,960	5,892
Part time	2,038	2,032	2,062
Headcount	**7,794**	**7,992**	**7,954**
Full time equivalent	**6,726**	**6,927**	**6,873**
Branch offices	1,685	1,659	1,607
Estate Agency offices	2,527	2,637	2,589
Charcol	390	404	420
Supporting functions	2,124	2,227	2,257

16. Basis of preparation

Accounting policies

In preparing this financial information there have been no material changes to the accounting policies previously applied by the Company in preparing its Annual Accounts for the year ended 31 December 2001, except that Financial Reporting Standard 19, "Deferred Tax", has been fully adopted.

Statutory accounts

The financial information included in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Bradford & Bingley plc for the year ended 31 December 2001 have been filed with the Registrar of Companies for England & Wales. The Auditors have reported on those accounts; their report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

17. Forward looking statements

This report contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Bradford & Bingley Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions and the current regulatory environment. Nothing in this announcement should be construed as a profit forecast.

BRADFORD & BINGLEY GROUP INTERIM RESULTS 2002

SHAREHOLDER INFORMATION

Financial calendar 2003

18 February	Preliminary results for 2002 announced
5 August	Interim results for 2003 announced

2002 Interim dividend calendar

28 August	Ex-dividend date
30 August	Record date
11 October	Payment of interim dividend for 2002

Shareholders' interests in shares at 30 June 2002*

Size of holding	Number of shareholders	%	Number of shares	%
1 – 250	1,219,610	96.968	303,601,472	45.30
251 – 500	23,991	1.907	10,605,500	1.58
501 – 1,000	8,516	0.677	6,353,115	0.95
1,001 – 5,000	4,732	0.376	9,041,112	1.35
5,001 – 10,000	287	0.023	2,103,723	0.31
10,001 – 100,000	346	0.028	12,050,413	1.80
100,001 – 200,000	76	0.006	11,216,201	1.67
200,001 – 500,000	73	0.006	23,691,778	3.54
500,001 – 1,000,000	37	0.003	26,365,209	3.93
1,000,001 – 5,000,000	58	0.005	121,267,567	18.09
5,000,001 – 100,000,000	16	0.001	143,895,010	21.47
Total	1,257,742	100.000	670,191,100	100.00

*The interests above include holdings in Bradford & Bingley Nominee Account, certificated and uncertificated holdings and those shares held on behalf of staff by the Trustees of the Bradford & Bingley Share Ownership Trust.

Independent review report by KPMG Audit Plc to Bradford & Bingley plc

Introduction

We have been instructed by the company to review the financial information set out on pages 8 to 11 in the interim report and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

KPMG Audit Plc
Chartered Accountants
Leeds

13 August 2002

BRADFORD & BINGLEY GROUP INTERIM RESULTS 2002

CONTACTS

Bradford & Bingley's 2002 interim results presentation will be broadcast live at 9.30 am on Wednesday 14 August, via the following web address:

http://production.investis.com/bb/presentations/

High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk.

Should you have any queries please contact one of the following:

Press Office:

Siobhan Hotten
Head of Public Relations
Bradford & Bingley plc
Lintas House
15–19 New Fetter Lane
London
EC4A 1AP

Tel: 020 7550 6751
Fax: 020 7550 6654
Email: siobhan.hotten@bbg.co.uk

Andrew Grant
Partner
Tulchan Communications Limited
8th Floor
21 New Fetter Lane
London
EC4A 1AE

Tel: 020 7353 4200
Fax: 020 7353 4201
Email: B&B@tulchangroup.com

Investor Relations:

Phillip McLelland
Head of Group Financial Planning & Reporting
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

Tel: 01274 806112
Fax: 01274 554 357
Email: phillip.mclelland@bbg.co.uk

Kirsten Hendrie
Macmaster & Company
25 Bruton Street
London
W1J 9QH

Tel: 020 7493 9500
Fax: 020 7493 9600
Email: k.macmaster@macmaster.co.uk